SOUTHLAKE CAPITAL, LLC
Statement of Financial Condition
March 31, 2016

ASSETS

Cash	$	6,140
Clearing Deposit		30,000
Total Assets	$	36,140

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-0-
Member's equity		36,140
Total Liabilities and Member's Equity	$	36,140

The accompanying notes are an integral part of these financial statements.